NEWS RELEASE

October 7, 2003
NR# 03-08

Additional Land Acquired in the Cortez Trend

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. ("the Company") has acquired the McClusky property comprising 4,848 acres of mineral rights in the southern Cortez Trend, and centered 8 miles northwest of the Gold Bar mine, Eureka County, Nevada. The property consists of 243 unpatented mining claims acquired by staking, and is wholly owned by the Company.

The McClusky property lies at the intersection of a major north-northwest-trending fault system and a northeast-trending structural zone. The north-northwest fault zone bounds the western edge of both the Roberts Mountains and the Cortez Range. At its northern terminus, the fault passes within ¼ mile of Placer Dome's newly discovered Cortez Hills deposit (> 5 million oz gold). The northeast structural zone passes about one mile south of the Tonkin Springs deposit and is characterized by a magnetic low, interpreted to be the result of alteration-related magnetic destruction.

The McClusky area is covered by Quaternary/Tertiary gravels and Tertiary volcanic rocks which overlie Ordovician Vinini Formation along the east side of the claim block. The geologic setting of the property is favourable for discovery of a large blind Carlin-type gold deposit hosted in lower-plate carbonate rocks beneath the younger cover.

The Company plans a program of geophysical surveys followed by drilling to explore the property.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com